SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      Report on Form 6-K dated July 9, 2002
    Incorporated by Reference into Novartis AG's Registration Statements on
             Form F-3 as filed with the Commission on May 11, 2001
       (File No. 333-60712) and on January 31, 2002 (File No. 333-81862).


                                   Novartis AG
                              (Name of Registrant)

                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland
                                   ----------
                    (Address of Principal Executive Offices)


 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F  X  Form 40-F
                                      ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes    No X
                                   ---   ---

Enclosures: Amended and Restated Articles of Association of Novartis AG, dated as of March 21, 2002, to reflect the completion of Swiss corporate law implementation of the reduction of Novartis AG's share capital as approved by the annual general meeting on such date, as entered in the Commercial Register of Basel, Switzerland on July 8, 2002.

                                                        Page 1 of 13 Total Pages
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                                [NOVARTIS LOGO]




                                           Articles
                                           of Incorporation
                                           of Novartis AG




                                            21 March 2002


                                                        Page 2 of 13 Total Pages
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The Articles of Incorporation were adopted at the Extraordinary General Meeting of Novartis AG held on 15 October 1996.

Alterations adopted by General Meetings of:

21 April 1999
11 October 2000 (extraordinary GM)
22 March 2001
21 March 2002


(The original German text remains, in all matters, binding and definitive).


                                                        Page 3 of 13 Total Pages
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                                                       Articles of Incorporation
                                                       of Novartis AG
--------------------------------------------------------------------------------


Section 1:        Corporate name, Registered Office, Purpose and Duration      3
                  --------------------------------------------------------------

Section 2:        Share Capital                                                3
                  --------------------------------------------------------------

Section 3:        Corporate Bodies                                             5
                  --------------------------------------------------------------
                  A. General Meeting of Shareholders                           5
                  --------------------------------------------------------------
                  B. Board of Directors                                        8
                  --------------------------------------------------------------
                  C. Auditors and Group Auditors                              10
                  --------------------------------------------------------------

Section 4:        Annual Financial Statements, Consolidated Financial
                  Statements and Profit Allocation                            11
                  --------------------------------------------------------------

Section 5:        Publications and Place of Jurisdiction                      11
                  --------------------------------------------------------------

Section 6:        Contributions in Kind                                       12
                  --------------------------------------------------------------

                                                        Page 4 of 13 Total Pages
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                                        ARTICLES OF INCORPORATION OF NOVARTIS AG
--------------------------------------------------------------------------------

Section 1:               Corporate name, Registered Office, Purpose and Duration

                         Article 1
                         -------------------------------------------------------
                     1   Under the Corporate name
Corporate name,          Novartis AG
Registered office        Novartis SA
                         Novartis Inc.
                         there exists a company limited by shares with its registered office in Basel.

                         Article 2
                         -------------------------------------------------------
Purpose              1   Purpose of the Company is to hold interests in
                         enterprises in the area of health care or nutrition.
                         The company may also hold interests in enterprises in the areas of biology, chemistry, physics, information technology or related areas.
                     2   The Company may acquire, mortgage, liquidate or sell
                         real estate and intellectual property rights in Switzerland or abroad.

                         Article 3
                         -------------------------------------------------------
Duration             1   The duration of the Company is unlimited.


Section 2:               Share Capital

                         Article 4
                         -------------------------------------------------------
Share capital        1   The share capital of the Company is CHF 1,412,075,000,
                         fully paid-in and divided into 2,824,150,000 registered shares. Each share has a nominal value of CHF 0.50.
                     2   Upon resolution of the General Meeting of Shareholders
                         registered shares may be converted into bearer shares and reversed bearer shares may be converted into registered shares.

                         Article 5
                         -------------------------------------------------------
Shareholders         1   The Company shall maintain a shareholders register
register and             showing the names, first names, domicile, address and
restrictions of          nationality (in the case of legal entities the
registration,            registered office) of the holders or usufructuaries of
Nominees                 registered shares.
                     2   Upon request acquirers of registered shares are
                         registered in the shareholders register as shareholders with the right to vote, provided that they declare explicitly to have acquired the registered shares in their own name and for their own account. Subject to the restrictions set forth in paragraph 6 of this article, no person or entity shall be registered with the right to vote for more than 2% of the registered share capital as set forth in the commercial register.
                         This restriction of registration also applies to persons who hold some or all of their shares through nominees pursuant to this article. All of the foregoing is subject to Article 685d paragraph of the Swiss Code of Obligations.
                     3   The Board of Directors may register nominees with the
                         right to vote in the share register to the extent of up to 0.5% of the registered share capital as set forth in the commercial register. Registered shares held by a nominee that exceed this limit may be registered in the shareholders register if the nominee discloses the names, addresses and the number of shares of the persons for whose account it holds 0.5% or more of the registered share capital as set forth in the commercial register. Nominees within the meaning of this provision are persons who do not explicitly declare in the request for registration to hold the shares for their own account and with whom the Board of Directors has entered into a corresponding agreement.
                     4   Corporate bodies and partnerships or other groups of
                         persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or otherwise linked as well as individuals or corporate bodies and partnerships who act in concert to circumvent the regulations concerning the limitation of participation or the nominees
                         (especially as syndicates), shall be treated as one single person or nominee within the meaning of paragraphs 2 and 3 of this article.
                     5   After hearing the registered shareholder or nominee,
                         the Board of Directors may cancel, with retroactive effect as of the date of registration, the registration of shareholders if the registration was effected based on false information. The respective shareholder or nominee shall be informed immediately of the cancellation of the registration.
                     6   The Board of Directors shall specify the details and
                         give the necessary orders concerning the adherence to the preceding regulations. In particular cases it may allow exemptions from the limitation for registration in the share register or the regulation concerning nominees. It may delegate its duties.
                     7   The limitation for registration in the share register
                         provided for in this article shall also apply to shares acquired or subscribed by the exercise of subscription, option or conversion rights.

                         Article 6
                         -------------------------------------------------------
Share certificates   1   The Company may issue certificates representing several
                         shares. They may be exchanged at any time for smaller portions or individual share certificates.

                         Article 7
                         -------------------------------------------------------
Dematerailised       1   The Company may renounce the printing and delivery of
shares                   certificates and may, with the consent of the owner of
                         issued shares, cancel issued certificates for registered shares that are returned to the Company. It may renounce the issuance of new certificates for registered shares if the owner of the shares does not demand the issuance of certificates for its shares with the co-operation of the bank which handles the book entries.
                     2   Registered shares not represented by a certificate
                         may only be transferred by way of assignment which assignment must encompass all rights connected with the transferred shares. To be valid, the assignment must be notified to the Company.
                     3   Registered shares not represented by a certificate
                         which a bank has been instructed by the shareholder to administer may only be transferred with the co-operation of that bank. Registered shares not represented by a certificate may only be pledged to the bank which handles the book entries of such shares for the shareholder, and only based on a written pledge agreement. A notification of the Company is not necessary. The right to require delivery of a certificate may be transferred to the bank accepting the pledge. In all other cases, the pledge of registered shares requires the transfer of the certificates to be valid.

                         Article 8
                         -------------------------------------------------------
Exercise of rights   1   The shares are not divisible. The Company accepts only
                         one representative per share.
                     2   The right to vote and the other rights associated with
                         a registered share may only be exercised by a shareholder, usufructuary or nominee who is registered in the share register.

Section 3:               Corporate Bodies
                         A. General Meeting of Shareholders

                         Article 9
                         -------------------------------------------------------
Competence           1   The General Meeting of Shareholders is the supreme body
                         of the Company.

                         Article 10
                         -------------------------------------------------------
General Meetings     1   The Ordinary General Meeting of Shareholders shall be
a. Ordinary              held each year within six months after the close of the
General Meeting          fiscal year of the Company; at the latest twenty days
                         before the meeting the business report and the report of the auditors shall be made available for inspection by the shareholders at the registered office of the Company.

                         Article 11
                         -------------------------------------------------------
b. Extraordinary     1   Extraordinary General Meetings of Shareholders shall
General Meetings         take place upon request of the Board of Directors or
of Shareholders          the Auditors.
                     2   Furthermore, Extraordinary General Meetings of
                         Shareholders shall be convened upon resolution of a General Meeting of Shareholders or if it is required by one or more shareholders who are representing in the aggregate not less than one tenth of the share capital and submit a petition signed by such share-holder or shareholders specifying the items for the agenda and the proposals.

                         Article 12
                         -------------------------------------------------------
Convening of         1   General Meetings of Shareholders shall be convened by
General Meetings         the Board of Directors at the latest twenty days before
                         the date of the meeting. The meeting shall be convened by way of a notice appearing once in the official publication organs of the Company. Registered shareholders may also be informed by mail.
                     2   The notice of a meeting shall state the items on the
                         agenda and the proposals of the Board of Directors and as the case may be of the shareholders who demanded that a General Meeting of Shareholders be convened and, in case of elections, the names of the nominated candidates.

                         Article 13
                         -------------------------------------------------------
Agenda               1   One or more shareholders whose combined shareholdings
                         represent an aggregate nominal value of at least 1 million Francs may demand that an item be included in the agenda of a General Meeting. Such a demand must be made in writing at the latest forty-five days before the meeting and shall specify the items and the proposals of such a shareholder.
                     2   No resolution shall be passed at a General Meeting on
                         matters for which no proper notice was given. This provision shall not apply to proposals to convene an Extraordinary General Meeting or to initiate a special audit.

                         Article 14
                         -------------------------------------------------------
Presiding officer,   1   The General Meeting of Shareholders shall take place at
Minutes, Vote            the registered office of the Company, unless the Board
counters                 of Directors decides otherwise. The Chairman of the
                         Board or in his absence a Vice-Chairman or any other
                         Member of the Board and designated by the Board shall
                     2   take the chair.
                         The presiding officer shall appoint a secretary and the vote counters. The minutes shall be signed by the presiding officer and the secretary.

                         Article 15
                         -------------------------------------------------------
Proxies              1   The Board of Directors shall provide for the rules
                         regarding the participation and the representation at the General Meeting.
                     2   A shareholder shall only be represented by his legal
                         representative, another shareholder with the right to vote, corporate bodies (Organvertreter), independent proxies (unabhangige Stimmrechtsvertreter) or by a depositary (Depotvertreter).

                         Article 16
Voting rights        1   Each share entitles the holder to one vote.

                         Article 17
                         -------------------------------------------------------
Resolutions,         1   Unless the law requires otherwise, the General Meeting
Elections                passes resolutions and elections with the absolute
                         majority of the votes represented.
                     2   Resolutions and elections shall be taken either on a
                         show of hands or by electronic voting, unless the General Meeting decides for, or the presiding officer orders, a secret ballot.
                     3   The presiding officer may at any time order to repeat
                         an election or resolution taken on a show of hands with a secret ballot, if he doubts the results of the vote.
                         In this case, the preceding election or resolution taken on a show of hands is deemed not having taken place.
                     4   If no election has taken place at the first ballot and
                         if there is more than one candidate, the presiding officer shall order a second ballot in which the relative majority shall be decisive.

                         Article 18
                         -------------------------------------------------------
Powers of the        1   The following powers shall be vested exclusively in the
General Meeting          General Meeting:
                         a) to adopt and amend the Articles of Incorporation;
                         b) to elect the members of the Board of Directors, the auditors and the Group auditors;
                         c) to approve the annual report and the consolidated financial statements;
                         d) to approve the annual financial statements and to decide on the allocation of profits shown on the balance sheet, in particular with regard to dividends;
                         e) to discharge the members of the Board of Directors;
                         f) to pass resolutions concerning all matters which by law or the Articles of Incorporation are reserved to the authority of the General Meeting.

                         Article 19
                         -------------------------------------------------------
Special Quorum       1   The approval of at least two-thirds of the votes
                         represented is required for resolutions of the General
                         Meeting of Shareholders on:
                         a) an alteration of the purpose of the Company;
                         b) the creation of shares with increased voting powers;
                         c) an implementation of restrictions on the transfer of registered shares and the removal of such restrictions;
                         d) an authorised or conditional increase of the share capital;
                         e) an increase of the share capital increase out of equity, by contribution in kind, for the purpose of an acquisition of property and the grant of special rights;
                         f) a restriction or suspension of rights of option to subscribe;
                         g) a change of location of the registered office of the Company;
                         h) the dissolution of the Company without liquidation.

                         B. Board of Directors

                         Article 20
                         -------------------------------------------------------
Number of            1   The Board of Directors shall consist of a minimum of 10
Directors                and a maximum of 16 members, all of which must be
                         shareholders.

                         Article 21
                         -------------------------------------------------------
Term of office       1   The term of office for each member of the Board of
                         Directors shall not exceed three years. A year within the meaning of this provision is the period between two
                         Ordinary General Meetings of Shareholders. The term of office shall be determined for each member at the occasion of its election. The several terms of office shall be coordinated such that in each year approximately one third of all members of the Board of Directors shall be subject to re-election or election.
                     2   In the case of replacement elections that occur during
                         a term of office of a director, the successor shall assume the term of office of his predecessor. Members of the Board of Directors whose term of office has expired shall be re-eligible, subject to paragraph 3 hereinafter.
                     3   The members of the Board of Directors shall
                         automatically retire after the lapse of the twelfth year of office or, if earlier, after the expiry of the seventieth year of age, provided that the retirement shall become effective on the date of the next Ordinary
                         General Meeting of Shareholders following such event.
                         The General Meeting may, under special circumstances, grant an exception from this rule and may elect a member of the Board of Directors for another term of office of no more than four years.

                         Article 22
                         -------------------------------------------------------
Organisation of      1   The Board of Directors shall elect its Chairman and one
the Board,               or two Vice-Chair-men from among its members. It shall
Remuneration             appoint a secretary who need not be a member of the
                         Board of Directors.
                     2   The Board of Directors shall determine the remuneration
                         of its members.

                         Article 23
                         -------------------------------------------------------
Convening of         1   The Chairman shall convene meetings of the Board of
meetings                 Directors if and when the need arises or if a member so
                         requires in writing.

                         Article 24
                         -------------------------------------------------------
Resolutions          1   In order to pass resolutions, at least a majority of
                         the members of the Board of Directors must be present.
                         This requirement shall not apply for resolutions of the
                         Board of Directors providing for the confirmation of
                         capital increases or for the amendment of the Articles
                         of Incorporation in connection with increases of the
                         share capital.
                     2   The adoption of resolutions by the Board of Directors
                     3   requires a majority of the votes cast. The Chairman
                         shall not have the deciding vote.
                         Resolutions may also be passed by telephone, or in writing or by way of electronic data transfer unless a member of the Board of Directors requests oral deliberation.

                         Article 25
                         -------------------------------------------------------
Powers of the        1   The Board of Directors has in particular the following
Board                    non-delegable and inalienable duties:
                         a) the ultimate direction of the business of the Company and to give the necessary directives;
                         b) the determination of the organisation of the Company;
                         c) the administration of accounting, financial control and financial planning;
                         d) the appointment and removal of the persons entrusted with the management and representation of the Company;
                         e) the ultimate supervision of the persons entrusted with the management of the Company, specifically in view of their compliance with the law, the Articles of Incorporation, regulations and directives;
                         f) the preparation of business reports and the Meetings of Shareholders and to carry out the resolutions adopted by the Meetings of Shareholders;
                         g) the notification of the court if liabilities exceed assets;
                         h) the adoption of resolutions concerning the increase of the share capital to the extent that such power is
                     2   vested in the Board of Directors (Article 651 paragraph
                         4 CO), as well as resolutions concerning the confirmation of capital increases and respective amendments to the Articles of Incorporation;
                         i) the examination of the professional qualifications of qualified auditors. In addition the Board of Directors can pass resolutions with respect to all matters which are not reserved to the authority of the General Meeting of Shareholders by law or by these Articles of Incorporation.

                         Article 26
                         -------------------------------------------------------
Delegation of        1   The Board of Directors may, subject to article 25
powers                   hereof, delegate the management of the Company in whole
                         or in part to individual or several directors or to third persons (senior management) by virtue of promulgating regulations governing the internal organisation.

                         Article 27
                         -------------------------------------------------------
Signature power      1   The Board of Directors determines those of its members
                         as well as those third persons who shall have signatory power for the Company and shall further determine the manner in which such persons may sign on behalf of the Company.

                         C. Auditors and Group Auditors

                         Article 28
                         -------------------------------------------------------
Term, Powers and     1   The Auditors and the Group Auditors, both of which
Duties                   shall be elected by the General Meeting of Shareholders
                         each year, shall have the powers and duties vested in them by law.

                         -------------------------------------------------------
Section 4: Annual Financial Statements, Consolidated Financial Statements and Profit Allocation

                         Article 29
                         -------------------------------------------------------
Fiscal year          1   The Board of Directors shall prepare for each fiscal
                         year as of 31 December a business report consisting of the annual financial statements (including profit and loss statements, balance, sheet and notes to the financial statements), the annual report and the consolidated financial statements.

                         Article 30
                         -------------------------------------------------------
Allocation of        1   The allocation of the profit shown on the balance sheet
profit shown on          shall be determined by the General Meeting of
the balance sheet,       Shareholders subject to the legal provisions. The Board
Reserves                 of Directors shall submit to the General Meeting of
                         Shareholders its proposals.
                     2   In addition to statutory reserves additional reserves
                         may be accrued.
                     3   Dividends which have not been claimed within five years
                         after the due date fall back to the Company and shall be allocated to the general reserves.

                         -------------------------------------------------------
Section 5:               Publications and Place of Jurisdiction

                         Article 31
                         -------------------------------------------------------
Publications 1           Shareholder communications of the Company shall be
                         made in the Swiss Gazette of Commerce. The Board of Directors may designate additional publication organs.

                         Article 32
                         -------------------------------------------------------
Place of             1   The place of jurisdiction for any disputes arising from
jurisdiction             or in connection with the shareholdership in the
                         Company shall be at the registered office of the Company.

                         -------------------------------------------------------
Section 6:               Contributions in kind

                         Article 33
Contributions in     1   Pursuant to a merger agreement dated 6 March, 1996,
Kind                     the Company has, effective as of 1 January,
                         1996 acquired all assets and liabilities
                         - of Ciba-Geigy Ltd. with a net book value of CHF
                         5,092,385,655 (after distribution of profits) pursuant
                         to the merger balance sheet dated 31 December, 1995; in
                         turn the Company has conveyed to the previous
                         shareholders of Ciba-Geigy Ltd. at the ratio of 1 to
                         11/15 a total of 31,308,837 shares with a nominal value
                         of CHF 626,176,740 and has accounted the difference
                         between such value and the net book value in a total
                         amount of CHF 4,466,208,915 to the general reserves;
                         and - of Sandoz Ltd. with a net book value of CHF
                         3,364,195,484 (after distribution of profits) pursuant
                         to the merger balance sheet dated 31 December, 1995; in
                         turn the Company has conveyed to the previous
                         share-holders of Sandoz Ltd. at the ratio of 1 to 1 a
                         total of 40,816,280 shares with a nominal value of CHF
                         816,325,600 and has accounted the difference between
                         such value and the net book value in a total amount of
                         CHF 2,547,869,884 to the general reserves.
                         -------------------------------------------------------
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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      Novartis AG


Date: July 9, 2002                    By:  /s/ MALCOLM B. CHEETHAM
                                          --------------------------------------

                                      Name:  Malcolm B. Cheetham
                                      Title: Head Group Financer
                                             Group Fin. Reporting and Accounting

                                                       Page 13 of 13 Total Pages